Exhibit 99.1

SolarBank Corporation (the “Company”)

Notice to Reader

The Company has amended and restated its consolidated financial statements for the year ended June 30, 2023 (the “2023 Financial Statements”) because the change below was made to the Consolidated Statement of Cashflows related to the 2023 financial statements:

1.	The classification of the investment in GIC and investment in Partnership Units was reported in financing activities instead of investing activities.

2.	The settlement of aged accounts receivable for acquisition of property, plant and equipment and related items were non-cash related and should be reported in operation activities instead of investing and financial activities.

3.	Repayment of shareholder loan was reported in operating activities instead of financing activities.

4.	Foreign exchange gain and loss was grouped into effect of changes in exchange rate instead of operating activities.

See note 27 of the Amended and Restated Consolidated Financial Statements for details on the balances and changes.

There was no impact to the Consolidated Statements of Financial Position, Consolidated Statements of Income and Comprehensive Income, the Consolidated Statement of Changes in Shareholders’ equity, and cash position of the Company as of and for the year ended June 30, 2023.

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SOLARBANK CORPORATION

(Formerly Abundant Solar Energy Inc.)

Amended and Restated Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended June 30, 2023 and 2022

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MSLL CPA LLP
2110 - 1177 West Hastings Street	Tel: 604 688 5671
Vancouver, B.C. Canada	Fax: 604 688 8479
V6E 2K3	msllcpa.com

INDEPENDENT AUDITORS’ REPORT

To the shareholders of SolarBank Corporation:

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of SolarBank Corporation (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2023 and 2022, and the consolidated statements of income (loss) and comprehensive income (loss), the consolidated statements of changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at June 30, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Amended Financial Statements

We draw attention to Note 27 to the financial statements, which describes that the financial statements that we originally reported on October 23, 2023 have been amended and describes the matter that gave rise to the amendment of the financial statements. Our opinion is not modified in respect of this matter. The procedures that we performed on subsequent events are restricted solely to the restatement.

Key Audit Matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended June 30, 2023. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

Settlement of note receivable through the acquisition of 67% ownership of Solar Alliance Energy DevCo LLC

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Description of the matter

We draw attention to Note 7, 16, 20 to the financial statements. On June 20, 2023, the Company settled a promissory note of $1,206,004 (USD $891,158) plus accrued interest of $111,821 (USD $82,203) through the acquisition of 67% of in Solar Alliance DevCo LLC (“Solar Alliance DevCo”), The Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair values at the ,acquisition date. The total consideration of $574,824 is the fair value of the promissory note and accrued interest as of June 20, 2023. The acquisition date fair value for identifiable net asset was $857,946 and for non-controlling interest was $283,122.

Why the matter is a key audit matter

The Company’s determination of whether the transaction is accounted for as a business combination instead of asset acquisition requires significant management judgment. The fair value of capital assets acquired in business combination also involved high degree of estimation uncertainty.

Additionally, Solar Alliance DevCo has recognized an amount of $460,607 of tax equity liability relating to certain projects in the U.S. under tax equity structures to finance the capital cost of solar facilities on the acquisition date.

Tax equity structures allocate the majority of the renewable tax incentives, such as investment tax credits and accelerated depreciation for tax purpose, to tax equity investors until they receive an agreed-upon after tax-investment return (the “flip point”). Estimates are made when determining the expected future cash flows to calculate the effective interest rate and amortization of tax equity liability. Future cash flows depend on certain assumptions such as electricity production, selling prices, cost to operate and tax amounts.

Auditing these estimates and market conditions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

●	Obtained and reviewed agreements related to the settlement of promissory note and acquisition of 67% ownership and assess the appropriateness of management’s accounting treatment to ensure it is in alien with IFRS 3;
●	Assessed whether the transaction should be accounted for as business combination or asset acquisition by applying a three-element process (inputs, processes and outputs) under IFRS 3;
●	Obtained and reviewed the valuation report prepared by third party valuation expert related to Solar Alliance DevCo’s solar energy projects and assessed the appropriateness of the valuation, methodology and the reasonability of the underlying data and assumptions;
●	Performed enquiries and discussion with management’s valuation expert and confirm the expert’s qualification and objectivity;
●	Reviewed and assessed overall purchase price allocation calculation for reasonableness;

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For tax equity liabilities, we evaluated the Company’s estimated total tax equity liabilities by:

●	Obtained an understanding of the tax equity structure and assessed whether the project company should be consolidated based on the Company’s right to variable returns and its ability to influence financial and operational decisions impacting those returns;
●	Reviewed agreements related to the investment made in U.S. renewable energy projects with the tax equity investors and assessed the appropriateness of management’s accounting treatment;
●	Assessed the appropriateness of the Company’s identification and evaluation of the contractual terms and conditions in their assessment of the recognition of the investor’s contribution;
●	Evaluated the methodology used by management and noted it was consistent with the contractual allocation provisions of the agreements;
●	Evaluated the appropriateness of the Company’s expected tax amounts and timing of tax credits and other tax attributes in the models by assessing the Company’s estimated outcome of applicable tax laws;

Other Information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express an opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

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As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Ying Xu, CPA, CA.

Chartered Professional Accountants

Vancouver, Canada

October 23, 2023, except for the effects of the restatements as discussed in Note 27 to the consolidated financial statements as to which the date is May 23, 2024.

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SOLARBANK CORPORATION

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	June 30, 2023	June 30, 2022
Assets
Current assets:
Cash		$749,427	$931,977
Short-term investment	3(d)	6,550,000	-
Trade and other receivables	4	3,837,207	2,200,226
Unbilled revenue		7,405,866	-
Prepaid expenses and deposits	5	3,054,678	2,060,455
Contract fulfilment costs	8	-	3,594,531
Inventory	9	448,721	195,920

Non-current assets		22,045,899	8,983,109
Property, plant and equipment	6	950,133	25,114
Right-of-use assets	13	144,487	186,314
Development asset	10	1,106,503	-
Investment	21	722,515	-
		2,923,638	211,428
Total assets		$24,969,537	$9,194,537

Liabilities and Shareholder’s equity
Current liabilities:
Trade and other payables	11	$4,713,497	$2,602,864
Unearned revenue	12	1,150,612	16,281
Current portion of long-term debt	15	151,111	111,111
Loan payables	14	-	567,664
Tax payable		929,944	19,225
Current portion of lease liability	13	44,961	48,764
Current portion of tax equity	16	93,751	-

Non-current liabilities:		7,083,876	3,365,909
Long-term debt	15	759,259	1,230,643
Deferred tax liabilities		-	3,430
Lease liability	13	128,350	153,940
Tax equity	16	366,856	-
		1,254,465	1,388,013
Total liabilities		$8,338,341	$4,753,922

Shareholders’ equity:
Share capital	19	6,855,075	1,000
Contributed surplus	15	3,001,924	-
Accumulated other comprehensive income		(116,759)	73,767
Retained earnings		6,652,551	4,410,565
Equity attributable to shareholders of the company		16,392,791	4,485,332
Non-controlling interest	20	238,405	(44,717)
Total equity		16,631,196	4,440,615
Total liabilities and shareholders’ equity		$24,969,537	$9,194,537

Approved and authorized for issuance on behalf of the Board of Directors on May 23, 2024 by:

“Richard Lu”	“Sam Sun”
Richard Lu, CEO, and Director	Sam Sun, CFO

The accompanying notes are an integral part of these consolidated financial statements.

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SOLARBANK CORPORATION

Consolidated Statements of Income and Comprehensive Income

(Expressed in Canadian dollars)

Years ended June 30

	Notes	2023	2022
Revenue from EPC services		$15,577,210	$9,791,511
Revenue from development fees		2,724,040	406,108
Revenue from O&M services		96,259	-
		18,397,509	10,197,619
Cost of goods sold		(13,860,309)	(8,231,476)
Gross profit		4,537,200	1,966,143
Operating expense:
Advertising and promotion		(282,908)	(8,390)
Depreciation		(49,209)	(25,782)
Insurance		(130,259)	(62,751)
Office, rent and utilities		(348,864)	(263,742)
Listing fees		(101,505)	-
Professional fees		(1,248,895)	(143,937)
Salary and Wages		(1,876,338)	(1,774,583)
Stock based compensation		(2,946,850)	-
Travel and events		(228,509)	(47,504)
Total operating expenses		(7,213,337)	(2,326,689)
Other income (loss)
Interest expense		3,155	(150,910)
Impairment loss	7	(724,205)	-
Other income	20	6,590,347	204,732
Net income (loss) before taxes		$3,193,160	$(306,724)
Income tax		(951,174)	-
Deferred income tax expenses		-	118,331
Net income/(loss)		$2,241,986	$(188,393)
Current translation adjustments, net of tax of $nil		(200,824)	219,706
Net income and comprehensive income (loss)		$2,041,162	$31,313

Net income (loss) attributable to:
Shareholders of the company		2,241,986	(188,393)
Non-controlling interest		-	-
Net income (loss)		$2,241,986	$(188,393)
Total income (loss) and comprehensive income (loss) attributable to:
Shareholders of the company		2,041,162	31,313
Non-controlling interest		-	-
Total income (loss) and comprehensive income (Loss)		$2,041,162	$31,313
Net income (loss) per share
Basic		0.11	(0.01)
Diluted		0.06	(0.01)
Weighted average number of common shares outstanding
Basic		19,575,479	16,000,000
Diluted		37,233,190	16,000,000

The accompanying notes are an integral part of these consolidated financial statements.

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SOLARBANK CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Note	Number of shares	Share Capital	Share Option Reserve	Retained Earnings	Accumulated OCI	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance at June 30, 2021		16,000,000	$1,000	-	$4,598,958	$(145,939)	$4,454,019	$(44,717)	$4,409,302
Net loss		-	-	-	(188,393)	-	(188,393)	-	(188,393)
Other comprehensive income		-	-	-	-	219,706	219,706	-	219,706
Balance at June 30, 2022		16,000,000	$1,000	-	$4,410,565	$73,767	$4,485,332	$(44,717)	$4,440,615

Net income		-	-	-	2,241,986	-	2,241,986	-	2,241,986
Conversion of convertible debentures	17, 19	2,500,000	1,297,348	-	-	-	1,297,348	-	1,297,348
Common shares issued, net of costs	19(b)(ii)	8,050,000	5,611,802	-	-	-	5,611,802	-	5,611,802
Broker warrants issued		-	(242,575)	242,575	-	-	-	-	-
RSU granted	19(e)	-	-	156,231	-	-	156,231	-	156,231
RSU vested	19(e)	250,000	187,500	-	-	-	187,500	-	187,500
Share-based compensation	19(d)	-	-	810,524	-	-	810,524	-	810,524
Advisory warrants issued	19(c)	-	-	1,792,594	-	-	1,792,594	-	1,792,594
Other comprehensive loss		-	-	-	-	(190,526)	(190,526)	-	(190,526)
Solar facilities acquisition		-	-	-	-	-	-	283,122	283,122
Balance at June 30, 2023		26,800,000	$6,855,075	$3,001,924	$6,652,551	$(116,759)	$16,392,791	$238,405	$16,631,196

The accompanying notes are an integral part of these consolidated financial statements.

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SOLARBANK CORPORATION

Amended and Restated Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the year ended June 30

In Canadian Dollars	2023	2022
	As restated – Note 27
Operating activities:
Net income	$2,241,986	$(188,393)

Items not involving cash:
Depreciation	49,209	25,782
Impairment loss	724,205	-
Recovery of accounts receivable	(212,779)	-
Loss on fixed asset disposed	4,792	-
Forgiveness of loan receivable	-	132,487
Interest expense	47,348	44,954
Share-based compensation	2,946,849	-
	5,801,610	14,830
Changes in non-cash working capital balances:
Trade and other receivables	(2,457,074)	4,067,611
Unbilled revenue	(7,402,866)	-
Contract fulfilment costs	3,384,064	(3,594,531)
Inventory	(264,182)	455,992
Prepaids	(908,175)	42,559
Trade and other payables	2,461,871	(542,069)
Advance from customer	1,150,612	(17,287)
Income tax payable	908,865	(17,458)
Foreign exchange gain and loss	(236,692)	-
Deferred taxes	-	(118,331)
Changes in due to related parties	(47,118)	(120,104)
Cash provided by operating activities	2,390,915	171,212

Investing activities:
Acquisition of property, plant and equipment	-	(10,970)
Investment in GIC	(6,550,000)	-
Investment in partnership units	(722,615)	-
Acquisition of development asset	(1,122,465)
Cash used in investing activities	(8,395,080)	(10,970)

Financing activities:
Net proceeds from convertible loan	1,250,000	-
Proceeds from issuance of common shares, net transaction costs	5,611,802	-
Cash released from secure line of credit	-	45,409
Repayment of lease obligation	(29,392)	-
Repayment of short-term loans	(320,275)	(982,642)
Net (repayment)/proceeds from long-term debts	(111,111)	257,962
Repayment of shareholder loan	(593,660)	-
Cash provided by (used in) financing activities	5,807,364	(679,271)

Effect of changes in exchange rates on cash	14,251	50,933
Increase (decrease) in cash	(182,550)	(468,096)
Cash and cash equivalents, beginning	931,977	1,400,073
Cash and cash equivalents, ending	749,427	931,977

Interest paid	57,335	59,137
Income tax paid	41,701	17,458

The accompanying notes are an integral part of these consolidated financial statements.

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SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

1.	Nature of operations:

SolarBank Corporation (formerly Abundant Solar Energy Inc.) (the “Company”) was formed under the laws of the province of Ontario on September 23, 2013. The Company is engaged in the development and operation of solar photovoltaic power generation projects in the province of Ontario and New York state. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022.

The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4Z2.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023.

2.	Basis of presentation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The board approved these consolidated financial statements of directors for issue on May 23, 2024.

(b)	Basis of measurement:

These consolidated financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in note 3.

(c)	Basis of consolidation:

(i)	Subsidiaries

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company. There are no changes in ownership interest in subsidiaries for the period end June 30, 2023. Details of the Company’s ownership interests in its subsidiaries are as follows:

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SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

2.	Basis of presentation (continued)

Name	Method of accounting	Ownership interest
Abundant Solar Power Inc.	Consolidation	100%
Abundant Construction Inc.	Consolidation	100%
Abundant Energy Solutions Ltd.	Consolidation	100%
2467264 Ontario Inc.	Consolidation	49.9%
Solar Alliance Energy DevCo LLC	Consolidation	67%
Solar Alliance TE HoldCo 1, LLC	Consolidation	67%
Solar Alliance VC1 LLC	Consolidation	67%
Abundant Solar Power (US1) LLC	Consolidation	67%
Abundant Solar Power (New York) LLC	Consolidation	100%
Abundant Solar Power (Maryland) LLC	Consolidation	100%
Abundant Solar Power (RP) LLC	Consolidation	100%
SUNN 1011 LLC	Consolidation	100%
SUNN 1012 LLC	Consolidation	100%
Abundant Solar Power (CNY) LLC	Consolidation	100%
SUNN 1016 LLC	Consolidation	100%
Abundant Solar Power (TZ1) LLC	Consolidation	100%
Abundant Solar Power (M1) LLC	Consolidation	100%
Abundant Solar Power (J1) LLC	Consolidation	100%
Abundant Solar Power (Steuben) LLC	Consolidation	100%
ABUNDANT SOLAR POWER (USNY- MARKHAM HOLLOW RD-001) LLC	Consolidation	100%
SUNN 1015 LLC	Consolidation	100%
SUNN 1002 LLC	Consolidation	100%
SUNN 1003 LLC	Consolidation	100%
ABUNDANT SOLAR POWER (USNY-Richmond-002) LLC	Consolidation	100%
ABUNDANT SOLAR POWER (USNY-Richmond-003) LLC	Consolidation	100%
SUNN 1006 LLC	Consolidation	100%
SUNN 1007 LLC	Consolidation	100%
SUNN 1008 LLC	Consolidation	100%
SUNN 1009 LLC	Consolidation	100%
SUNN 1010 LLC	Consolidation	100%
SUNN (203 Fuller Rd) LLC	Consolidation	100%
SUNN 1001 LLC	Consolidation	100%
Abundant Solar Power (USNY-6882 Rice Road-001) LLC	Consolidation	100%
Abundant Solar Power (LCP) LLC	Consolidation	100%
Abundant Solar Power (SB13W) LLC	Consolidation	100%
Abundant Solar Power (SB13N) LLC	Consolidation	100%
Abundant Solar Power (Dutch Hill 2) LLC	Consolidation	100%
Abundant Solar Power (Dutch Hill 3) LLC	Consolidation	100%
SUNN 1004 LLC	Consolidation	100%

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SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

2.	Basis of presentation (continued)

(i)	Functional and presentation currency:

The Company’s consolidated financial statements are presented in Canadian dollars. The functional currency of Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar.

3.	Significant accounting policies

(a)	Revenue recognition:

The Company recognizes revenue for project development services, engineering, procurement, and construction (“EPC”) services and operation and maintenance (“OM”) services.

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the services transferred to the customer.

At contract inception, the Company assesses services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations.

Project development services

Project development service contract with customers has a single performance obligation which is for the Company to deliver a fully permitted project which is ready for construction. The performance obligation is said to be satisfied at a point in time when development is considered complete. Therefore, the revenue from development contract is recognized when a solar project is fully permitted and ready for construction.

OM services

Each OM service contract with customers has a single performance obligation which is for the Company to provide hourly maintenance services as needed for the solar sites. The performance obligation is satisfied over a period of time. Therefore, the Company recognizes revenue monthly which is when service is rendered and based on the hours spent times pre-determined hourly rate outlined in the contract.

EPC services

Each contract for EPC services has a single performance obligation due to the services included in EPC contract are highly interrelated and the contract includes a significant service of integrating the goods and services into the combined item the customer contracts for, that is, to build the solar sites. The performance obligations are satisfied over a period of time, based on costs incurred to date compared to the total estimated costs for the project.

(b)	Inventory:

Inventory is stated at the lower of cost and net realizable value. Cost includes acquisition costs, direct development costs, borrowing costs, property taxes and other overheads incurred for the development of prospective solar projects. Net realizable value is the estimated selling price in the ordinary course of the business at the balance sheet date, less costs to complete and estimated selling costs.

13

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(c)	Foreign currency translation:

The functional currency of the Company is the Canadian Dollar. Functional currencies of the Company’s subsidiaries are the currency of the primary economic environment in which the subsidiary operates.

Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income and loss. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Company’s consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Foreign exchange differences are recognized in other comprehensive income.

(d)	Short-term investments

Short-term investments consist of investments with market values closely approximating book values and original maturities between three and twelve months at the time of purchase. As at June 30, 2023, the Company has two GICs in short-term investment totalling $6,550,000. The GIC of $2,980,000 has one year term and with interest rate of 4.7%. The GIC of $3,570,000 has one year term and with interest rate of 4.95%.

(e)	Business Combination

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. If the Company acquires a controlling interest in a business in which it previously held an equity interest, that equity interest is remeasured to fair value at the acquisition date with any resulting gain or loss recognised in profit or loss or other comprehensive income, as appropriate. Consideration transferred as part of a business combination may include the amounts related to the settlement of pre-existing relationships. The gain or loss on the settlement of any pre-existing relationship is recognised in profit or loss.

(f)	Financial instruments:

The Company recognizes a financial asset or a financial liability in its consolidated statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or the financial liability.

14

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(i)	Financial assets:

The Company will classify financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on its business model for managing the financial asset and the financial asset’s contractual cash flow characteristics. The three categories are defined as follows:

A.	Financial assets at amortized cost:

A financial asset is measured at amortized cost if both of the following conditions are met:

●	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company’s trade and other receivables and short-term investments are measured at amortized cost.

B.	Financial assets at fair value through other comprehensive income:

Financial assets are classified and measured at fair value through other comprehensive loss if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. The Company does not have any financial assets classified as fair value through other comprehensive loss.

C.	Financial assets at fair value through profit or loss:

Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss. The Company’s cash and long-term investment in partner units is classified as fair value through profit or loss.

(ii)	Financial liabilities:

The Company’s financial liabilities include accounts payable and accruals, advance from vendor, loan payable, and long-term debt. The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

A.	Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at fair value through profit or loss if they are held for trading or are derivative liabilities. The Company does not have any financial liabilities classified as fair value through profit or loss.

B.	Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as financial liabilities at fair value through profit or loss. Subsequent to initial recognition, they are carried at amortized cost using the effective interest method. The Company’s trade and other payables, loan payable, lease liabilities, convertible debenture, long-term debt, and tax equity liabilities are classified at amortized cost.

(iii)	Finance income and finance costs

Investment income on financial assets at amortized cost and FVOCI are amortized using the effective interest rate method.

Finance fees and transaction costs on financial assets at FVTPL are expensed as incurred.

15

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(g)	Expected credit losses:

In accordance with IFRS 9, loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost or at FVOCI are recognized. ECLs are updated at each reporting date on the basis of available information. The Company applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of the impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

(h)	Tax equity structures

The Company owns and operates solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the construction and operation of solar facilities. These structures are designed to allocate the majority of renewable tax incentives, such as investment tax credits (“ITCs”) and accelerated depreciation for tax purposes, to tax equity investors (“TEIs”). With its current portfolio of solar facilities, the Company cannot fully monetize such tax incentives and it therefore partners with third party TEIs. Generally, tax equity structures allocate the majority of the project’s US taxable income and renewable tax incentives, along with a portion of the project’s cash flows, to the TEIs until they receive an agreed-upon after-tax investment return (the “flip point”). The flip points are generally dependent on the projects’ respective returns but also may be contractually determined. At all times, both before and after the projects’ flip points, the Company retains control over the projects finance with a tax equity structure in partnership with third party TEIs. Subsequent to the flip point, the Company receives the majority of the projects’ taxable income, cash flows and remaining tax incentives.

When a tax equity partnership is formed, the Company assesses whether the project company should be consolidated based on the Company’s right to variable returns and its ability to influence financial and operational decisions impacting those returns. Due to the operational and financial nature of the projects, and the protective nature of the rights normally given to tax equity investors, the Company typically has the control and influence to consolidate the entity.

Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the EIR method. The Company has the option to settle with the TEI after the flip date at a defined price and in certain contracts the TEI can put their investment back to the Company after the flip date at the same defined price. These options are generally time bound.

The Company recognizes the TEI contributions as a long-term liability, at an amount representing the proceeds received from the TEI in exchange for shares of the subsidiary, net of the following elements affecting amortized cost of the tax equity:

●	ITC: Allocation of ITCs to the TEI is recognized in other income and as a reduction of tax equity.

●	Taxable income (loss), including tax attributes such as accelerated tax depreciation: Allocation of taxable income and other tax attributes to the TEI is recognized in other (income) expenses as incurred and as a reduction of tax equity.

●	Cash distributions: Cash allocation to the TEI is recognized as a reduction of tax equity.

Tax equity balances are increased by interest recognized at the implicit interest rate.

16

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(i)	Basic and diluted net income (loss) per share

Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

(j)	Impairment of non-financial assets:

At each reporting date, the Company reviews the carrying amounts of its non-financial assets including property, plant and equipment (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units (“CGUs”) which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. The Company evaluates impairment losses, except goodwill, for potential reversals when events or circumstances warrant such consideration. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)	Income taxes:

Income tax represents current tax and deferred tax. The Company and its subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income taxes are accounted for using the liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carry forwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

17

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(l)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a declining balance basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Computer equipment	55%
Furniture and equipment	20%
Leasehold improvement	Lesser of lease term and useful life
Solar facility	5-year MACRS

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the year.

(m)	Development asset:

Development assets consists of design, development, engineering, interconnection, permitting, and acquisition costs associated with new solar facilities. These costs are capitalized within project development costs until construction begins, at which time they are transferred to property, plant and equipment. The Company capitalizes these costs when it believes the facilities will more likely than not be constructed.

(n)	Share based payment transactions:

The Company makes share-based awards, including restricted share units (“RSUs”) and stock options to employees, officers, directors, and consultants.

For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of RSUs is determined based on quoted market price of our common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

18

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(o)	Leases:

The Company assesses whether a contract is or contains a lease at the inception of the contract. A lease is recognized as a right-of-use (“ROU”) asset and corresponding lease liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense in profit or loss. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

(p)	Government grant:

The government grant is recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant, and the grant will be received. The government grant is recognized in profit or loss to offset the related expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

(q)	Significant accounting judgments and estimates:

The preparation of financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these consolidated financial statements. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the consolidated financial statements:

(i)	Taxes:

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

(ii)	Percentage of completion calculation:

The Company measures the stage of completion for EPC projects based on costs incurred to date compared to the total estimated costs for the project. The estimation of total estimated costs requires judgement and changes to these estimates may affect revenue, unbilled revenue, and deferred revenue.

19

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(iii)	Expected credit loss:

The Company makes estimates for expected credit loss in respect of accounts receivables and other receivables based on IFRS 9 – Financial instruments. The expected credit loss is estimated based on management’s assessment of the credit history with the customers, current relationship with them and taking into consideration of forward-looking information. A change in customers’ payment behaviour or financial position could impact the expected credit loss recorded in the accounts. If actual credit losses differ from estimates, future earnings would be affected.

(iv)	Warranties:

The Company generally provides a warranty period of one year for its services. Management applies estimates in establishing warranty provision on the basis of warranty terms in the sales contract and historical experience. For the year ended June 30, 2023, $Nil warranty provision was recorded (2022 - $Nil).

(v)	Contract fulfilment costs:

When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company firstly considers any other applicable standards. If those other standards preclude capitalisation of a particular cost, then an asset is not recognized under IFRS 15.

If other standards are not applicable to such contract fulfilment costs, the Company applies the following criteria which, if met, result in capitalisation: (i) The costs directly relate to a contract or to a specifically identifiable anticipated contract; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgement, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable.

20

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

The Company has determined that, where the relevant specific criteria are met, the costs directly relate to engineering services, procurement and construction services rendered are likely to qualify to be capitalised as contract fulfilment assets.

Judgement is applied by the Company when determining what costs qualify to be capitalised in particular when these costs are incremental and whether these are expected to be recoverable.

(vi)	Convertible debenture:

The determination of the fair value of convertible debentures requires the input of highly subjective assumptions, including the expected discount rate. Changes in the input assumptions could materially affect the fair value estimate.

(vii)	Stock-based compensation and warrant valuation:

The fair value of stock options issued and warrants granted are subject to the limitation of the Black-Scholes option pricing model which incorporates market data, and which involves uncertainty and subjectivity in estimates used by management in the assumptions. The model requires assumptions relating to share price volatility, expected life of options and discount rate. Changes in these assumptions affect the fair value of the options and the amount of stock-based compensation to be recognized in operations over the vesting period.

(viii)	Tax equity liabilities

The Company makes estimates in the determination of expected future cash flows to calculate the effective interest rate (“EIR”) and amortization of tax equity liabilities. Tax equity investors generally require a specified allocation of the project’s cash distributions and tax attributes such as investment tax credit and taxable income or loss, including accelerated tax depreciation. Estimates are made when determining the amount and allocation of cash distributions and tax attributes to the tax equity investors, which may be influenced by a number of assumptions such as electricity production, selling prices, costs to operate and tax amounts.

(ix)	Determining control or significant influence of special purpose entities

The determination of whether the Company has control or significant influence over special purpose entities requires the Company to make assumptions and judgments in evaluating its specific control and influence characteristics. The Company exercises judgment in determining whether non-wholly owned special purpose entities are controlled by the Company, which involves the assessment of how the decisions of the special purpose entities are made, whether the rights of other partners are protective or substantive in nature, and the ability of the Company to influence the returns of the special purpose entity.

(x)	Acquisitions

Management has had to apply judgment relating to acquisitions with respect to whether the acquisition was a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes and outputs of each acquisition in order to reach a conclusion.

21

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(r)	Utilization, derecognition and impairment of contract fulfilment costs:

The Company utilises contract fulfilment costs to cost of goods sold over the expected contract period using a systematic basis that mirrors the pattern in which the Company transfers control of the services to the customer.

A contract fulfilment costs is derecognised either when it is disposed of or when no further economic benefits are expected to flow from its use or disposal.

At each reporting date, the Company determines whether or not the contract fulfilment costs are impaired by comparing the carrying amount of the asset to the remaining amount of consideration that the Company expects to receive less the costs that relate to providing services under the relevant contract. In determining the estimated amount of consideration, the Company uses the same principles as it does to determine the contract transaction price, except that any constraints used to reduce the transaction price will be removed for the impairment test.

(s)	Convertible debenture:

The Company evaluates the terms of its financial instruments to determine whether it contains both a liability and an equity component. The Company recognizes separately the components of a financial instrument that create a financial liability and grants an option to the holder of the instrument to convert it into equity of the Company. On initial recognition, the instrument’s fair value is allocated between the liability and the equity components using the residual method. The fair value of any derivative feature embedded in the compound financial instrument (other than the equity component, such as an equity conversion feature) is presented as a liability instrument.

(t)	Accounting standards issued but not yet effective:

The following new and revised accounting standard, along with any consequential amendments was adopted by the Company for annual periods beginning on or after January 1, 2023.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB issued amendments to IAS 8 to clarify how reporting entities should distinguish changes in accounting policies from changes in accounting estimates. The amendments include a definition of “accounting estimates” as well as other amendments to IAS 8 that will help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction between these two types of changes is important as changes in accounting policies are normally applied retrospectively to past transactions and events, whereas changes in accounting estimates are applied prospectively to future transactions and events.

IAS 1 – Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” aiming to improve accounting policy disclosures. The amendments to IAS 1 require reporting entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The Company does not expect the adoption of these new amendments to have a significant impact as the amendments only affect the note disclosure of the financial statements.

22

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

4.	Trade and other receivables

	June 30, 2023	June 30, 2022

Accounts receivable, net	$1,978,834	$387,816
Receivable from Solar Flow-Through (1)	$1,537,357	1,469,693
Other receivable	321,016	135,013
Due from related parties (note 22)	-	207,704
	$3,837,207	$2,200,226

(1)	In 2017, the Company entered into a sales contract with a group of limited partnerships known as Solar Flow-Through Funds (“SFT”) to provide development services for solar photovoltaic projects. Management expects the accounts receivable is fully collectible once SFT receive the payments from the Ontario government in respect of terminated contracts. With the expectation of collection from SFT, the Company recovered $212,227 allowance for doubtful account recorded in previous year and recognized the amount in other income for the year ended June 30, 2023. In June 2023, the Company acquired partnership units from SFT, see note 21.

5.	Prepaid expenses and deposits

	June 30, 2023	June 30, 2022

Interconnection deposits(1)	$469,725	$2,008,441
Construction in progress deposit(2)	1,623,209	-
Security deposits	12,352	14,852
Prepaid insurance	74,373	18,335
Prepaid rent	-	7,297
Prepaid marketing expenses(3)	782,101
Other prepaids and deposits	92,918	11,530
	$3,054,678	$2,060,455

(1)	Interconnection deposits are made to the utility companies for the connection cost of each project that completes a CESIR report (Coordinated Electric System Interconnection Review) with that utility. The utility companies complete their analysis and provide an estimated cost to connect the project to the grid when ready. To hold the place in the utility line and reserve grid capacity for said project, the estimated connection cost must be paid ahead of time which is what comprises the interconnection deposits amount. The Interconnection deposit would become a part of the cost of sales once the projects reach commercial operation.
(2)	Deposits related prepayments made on the purchase of raw materials required for construction of Independent Power Producer projects, Manlius and Geddes, located in New York, USA.
(3)	The Company hired two investor relations and marketing consultant companies to increase the Company’s visibility in the market and to explore over-seas markets. The balance is related to the payment made to these two marketing consultant companies.

23

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

6.	Property, Plant and Equipment

	Computer equipment	Furniture and equipment	Leasehold improvement	Total
Cost:
Balance, June 30, 2021	$49,014	$83,706	$10,650	$143,370
Additions	10,970	-	(10,650)	320
Balance, June 30, 2022	$59,984	$83,706	$-	$143,690

Accumulated amortization:
Balance, June 30, 2021	$44,629	$64,364	$5,857	$114,850
Amortization/reversal	5,344	4,239	(5,857)	3,726
Balance, June 30, 2022	$49,973	$68,603	$-	$118,576
Net Book Value- June 30, 2022	$10,011	$15,103	$-	$25,114

	Computer equipment	Furniture and equipment	IPP facilities(1)	Total
Cost:
Balance, June 30, 2022	$59,984	$83,706	$-	$143,690
Additions/dispositions	(40,728)	(33,453)	937,194	863,013
Balance, June 30, 2023	$19,256	$50,253	$937,194	$1,006,703

Accumulated amortization:
Balance, June 30, 2022	$49,973	$68,603	$-	$118,576
Depreciation	4,728	2,655	-	7,383
Reversal	(40,825)	(28,564)	-	(69,389)
Balance, June 30, 2023	$13,876	$42,694	$-	$56,570
Net Book Value- June 30, 2023	$5,380	$7,559	$937,194	$950,133

(1)	Independent Power Producer facilities. On June 20, 2023, the Company acquired 67% membership interest in Solar Alliance Energy DevCo LLC (“Solar Alliance DevCo”) which indirectly holds two solar facilities in New York: Solar Alliance VC1 LLC (“VC1”) and Abundant Solar Power US1 LLC (“US1”). This is a non-cash addition (Note 7).

24

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

7.	Acquisitions

Solar Alliance DevCo LLC

Abundant Solar Power (“ASP”) has an EPC agreement with Solar Alliance Energy Inc (“Solar Alliance”) to be engaged in the development, engineering, procurement, construction, and operations of solar energy facilities (US1 & VC1 projects). The US1 & VC1 projects reached PTO (permission to operation) in December 2022. According to the EPC agreement, ASP had fulfilled its performance obligation and was able to recognize EPC services revenue at the amount of $1,340,765 CAD ($1,082,345 USD) when US1 & VC1 projects were reached PTO.

On December 28, 2022, the Company entered into a promissory note with Solar Alliance converting a series of overdue accounts receivables of $1,206,004 (USD $891,158) since August 2022 to a note receivable. The promissory note bears interest rate of 15% per annum and was payable on a monthly basis.

On June 20, 2023, the Company settled the outstanding promissory note of $1,206,004 (USD $891,158) plus accrued interest of $111,821 (USD $82,203) through the acquisition of 67% of in Solar Alliance DevCo, a wholly-owned subsidiary of Solar Alliance, under the terms of membership interest purchase agreement. As a result of the acquisition, Solar Alliance DevCo operates as a subsidiary of ASP. Solar Alliance DevCo holds two solar energy facilities (US1 & VC1) which have reached commercial operation stage. As a result, the Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair values at the acquisition date.

The provisional allocation of the purchase consideration to the total fair value of net assets acquired is as follows:

Fair value of net assets acquired	$
Accounts receivable	407,210
Capital assets	937,194
Accounts payable	(25,851)
Tax equity liability	(460,607)
Identifiable net assets acquired	857,946
Non-controlling interest	(283,122)
Purchase consideration transferred	574,824

On acquisition, the purchase consideration transferred of $574,824 is the fair value of the promissory note plus accrued interest as of June 20, 2023. Hence, the Company recognized an impairment loss of $724,205 (USD $539,204) from the remeasurement of promissory note to its fair value as of the acquisition date. The impairment loss was recognized in profit and loss.

The Company also recognized $283,122 (USD $213,838) for 33% non-controlling interest in Solar Alliance DevCo.

25

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

8.	Contract fulfilment costs

As of June 30, 2023 and 2022, the Company’s contract fulfillment costs are comprised of costs incurred for EPC services for the solar projects.

Balance, June 30, 2022	$3,594,531
Additions: EPC costs	5,278,453
Utilised during the period	(9,038,312)
Foreign currency Impact	165,328
Balance, June 30, 2023	$-

9.	Inventory

As of June 30, 2023 and 2022, the Company’s inventory is comprised of development costs for the solar projects.

Balance, June 30, 2021	593,784
Additions: development costs	110,241
Minus: development costs expensed to cost of goods sold	(512,832)
Foreign currency Impact	4,727
Balance, June 30, 2022	$195,920

Balance, June 30, 2022	195,920
Additions: development costs	805,214
Minus: development costs expensed to cost of goods sold	(555,794)
Foreign currency Impact	3,381
Balance, June 30, 2023	$448,721

10.	Development asset

Development projects are depreciated over the useful lives of the resulting assets once they become operational. The balance in development assets include costs incurred on the projects relating to completion of interconnection agreement with the utility companies and obtaining permits from the local authority having jurisdiction.

11.	Trade and other payables

	June 30, 2023	June 30, 2022
Accounts payable and accrued liabilities	$1,542,849	$1,950,817
Due to related party	63,754	104,545
Other payable (1)	3,106,894	547,502
	$4,713,497	$2,602,864

(1)	Balance includes $2,123,220 NYSERDA grants to be paid to various projects.

26

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

12.	Unearned revenue

As of June 30, 2023 and 2022, the Company’s unearned revenue mostly consists of payments received for EPC projects not started yet.

Balance, June 30, 2022	$16,281
Additional payments received	1,134,331
Recognized to revenue	-
Balance, June 30, 2023	$1,150,612

13.	Right of use assets and lease liabilities

The Company leases office space in 2022 in Canada. The lease started on May 1, 2022, with a five-year lease term. The monthly lease payment is $4,697 starting from September 1, 2022, which will be adjusted on annual basis. The ROU and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 10%.

The continuity of the right-of-use as of June 30, 2023 and 2022 is as follows:

Right-of- use assets	Office
Cost:
Balance, June 30, 2022	197,719
Addition	-
Balance, June 30, 2023	197,719

Accumulated amortization:
Balance, June 30, 2022	11,405
Amortization:	41,827
Balance, June 30, 2023	53,232

Net Book Value, June 30, 2023	144,487

27

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

13.	Right of use assets and lease liabilities (continued)

The continuity of the lease liabilities as of June 30, 2023 and 2022 is as follows:

Lease liabilities	Office
Balance, June 30, 2022	202,704
Payments:	(46,966)
Interest accretion:	17,573
Balance, March 31, 2023	173,311
Current	44,961
Long term	128,350
Net Book Value, March 31, 2023	173,311

The maturity analysis of the Company’s contractual undiscounted lease liabilities as of June 30, 2023 is as follows:

2024	$60,302
2025	64,183
2026	67,957
2027	11,431
Total	$203,873

14.	Loan payable

	June 30, 2023	June 30, 2022

Shareholder loan (1)	$-	$567,664
	$-	$567,664

(1)	On January 7, 2021, the Company entered into a term loan agreement with a shareholder for a loan of $656,859 (USD$517,017) with a fixed interest rate of 10% for the first month and 1% for the remaining 11 months compound monthly. The loan has a maturity of January 7, 2022 as well as the following collateral: all accounts and accounts receivable, all equipment, furniture and fixtures, all inventory, all intangibles, all investments property and securities, all rights to the payment of money, all chattel paper, all deposit accounts, all interconnection security amounts, all properties, accessories, accessions, returns, repossessions, exchanges, substitutions and replacements and all proceeds. The balance at June 30, 2022 was $567,664. The Company fully repaid the loan plus interest of $5,677 on September 16, 2022.

28

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

15.	Long-term debt

	June 30, 2023	June 30, 2022
Highly Affected Sectors Credit Availability Program (1)	$870,370	$981,481
Canadian Emergency Business Account (2)	40,000	40,000
Promissory Note (3)	-	320,273
Total	910,370	1,341,754
Less: current portion	151,111	111,111
Long-term portion	$759,259	$1,230,643

(1)	In 2021, the Company received a Highly Affected Sectors Credit Availability Program (HASCAP) loan for a total of $1,000,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments are to commence in May 2022. During the year ended June 30, 2023, the interest recorded and paid was $37,214 (2022 - $39,970).

(2)	The Company received a Canada Emergency Business Account (“CEBA”) interest-free loan for a total of $60,000 from the Government of Canada. The loan bears interest at 0% per annum and is repayable by December 31, 2023. If $40,000 is repaid in full on or before December 31, 2023 and certain conditions are met, which include the use of funds for non-deferrable operating expenses only, $20,000 of the loan will be forgiven. Alternatively, on December 31, 2024, the Company can exercise the option to extend the loan for a two-year term which bears interest at 5% per annum.

The Company intends to repay the loan on or before December 31, 2023. Accordingly, the forgiveness portion of the $20,000 was recognized as government grant income during the year ended June 30, 2021 when the Company received the loan. The Company remains contingently liable as the Company will be required to repay the forgiven amount if the conditions are not met.

(3)	On April 8, 2022, the Company entered into a promissory note agreement with Energy Line Investment Ltd. (ELI) for a loan of $320,273 (USD 250,000) with an interest rate of 8% compounded annually. The principal of loan is unsecured and payable on a quarterly basis beginning July 8, 2023 with the amount of $40,034 (USD 31,250). The interest of loan is payable on a quarterly basis beginning July 8, 2022 of amount of $6,329 (USD 5,000). The full amount of $343,776 in principal and $13,146 in interest has been fully repaid on October 6, 2022.

Estimated principal repayments are as follows:

2024	$151,111
2025	111,111
2026	111,111
2027	111,111
2027 onwards	425,926
Total	$910,370

29

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

16.	Tax equity

On June 20, 2023 the Company acquired 67% membership interest in an entity which owns and operates certain solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the capital cost of the solar facilities. Amounts paid by the TEIs for their equity stakes are classified as debt on the consolidated statements of financial position and are measured at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is affected by the allocation of ITCs, taxable income, and accelerated tax depreciation. Financing expenses represent the interest accretion using the EIR. The EIR of the tax equity was determined to be 9%, the loan value was $549,061 (USD 414,699), with a maturity date (representing the expected flip point as estimated) of 2028 and the percentage of ownership between 99%, reflecting the allocation of taxable income or loss prior to the flip date.

Tax equity investors in US solar projects generally require sponsor guarantees as a condition to their investment. To support the tax equity investments, the Company executed guarantees indemnifying the tax equity investors against certain breaches of project level representations, warranties and covenants and other events. The Company believe these indemnifications cover matters which are substantially under its control and are very unlikely to occur.

17.	Convertible debenture

In October 2022, the Company completed a convertible bridge loan financing for gross proceeds of $1,250,000 (the “Convertible Loan”). Upon the closing of the initial public offering, the proceeds of the Convertible Loan converted into Conversion Units at a conversion price of $0.50 per Conversion Unit (or 2,500,000 Conversion Units). Each Conversion Unit consists of one Common Share, one Series A Warrant and on Series B Warrant.

Each Series A Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series A vesting condition that is the Warrant shall become exercisable upon the Company attaining a fully diluted market capitalization of CAD $20M calculated by multiplying all of the issued and outstanding common shares and convertible securities of the Company by its closing price on the stock exchange where its primary trading occurs. The Series A vesting condition was satisfied on the closing date of the IPO. As a result, 2,500,000 Series A warrants vested on March 1, 2023.

Each Series B Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series B vesting condition that is the Warrant shall become exercisable upon the Company completing a listing on a senior Canadian or United States stock exchange such that the Company is not designated as a venture issuer. This condition has not yet been satisfied.

Both Series A Warrant and Series B Warrant expires 60 months from the closing of the initial public offering.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 10%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $1,136,364 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $113,636 on inception is presented as a component of shareholders’ equity. On March 1, 2023, the full liability portion of the Convertible Loan converted to 2,500,000 Common Shares. A continuity of the liability portion of the convertible debentures is as follows:

Balance, June 30, 2022	-
Initial recognition	$1,136,364
Accretion interest expenses	47,348
Conversion of Loan upon IPO	(1,183,712)
Balance, June 30 2023	$-

30

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

18.	Financial instruments

The Company as part of its operations carries financial instruments consisting of cash, trade receivables, accounts payable and accruals, loan payable, and long-term debt.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. The Company do not have Level 2 and Level 3 financial instrument.

The carrying amounts of trade and other receivables, due from and due to related parties, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

(b)	Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

(ii)	Concentration risk and economic dependence:

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable. Outstanding accounts payable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few vendors who account for over 10% of total purchases as well as vendors who account for over 10% of outstanding accounts payable.

31

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

18.	Financial instruments (continued)

June 30, 2023	Revenue	% of Total Revenue
Customer A	$8,687,175	47%
Customer B	$5,924,196	32%

June 30, 2022	Revenue	% of Total Revenue
Customer A	$8,925,034	88%

June 30, 2023	Account Receivable	% of Account Receivable
Customer A	$8,584,998	76%
Customer C	$1,537,357	14%

June 30, 2022	Account Receivable	% of Account Receivable
Customer A	$3,619,579	64%
Customer B	$1,596,777	28%

June 30, 2023	Purchase	% of Total Purchases
Vendor A	$2,698,889	19%

June 30, 2022	Purchase	% of Total Purchases
Vendor B	$2,928,814	36%
Vendor C	$1,630,780	20%

June 30, 2023	Account Payable	% of Account Payable
Vendor A	$549,996	12%

June 30, 2022	Account Payable	% of Account Payable
Vendor B	$1,108,168	43%

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

(iv)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

32

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

19.	Share Capital

(a)	Authorized

Unlimited number of common shares with no par value.

(b)	Issued and outstanding share capital

At June 30, 2023, the Company had 26,800,000 common shares issued and outstanding. A summary of changes in share capital and contributed surplus is contained on the consolidated statements of changes in shareholders’ equity. During the year ended June 30, 2023 the Company did not issue any Common Shares in at-the-market offerings.

During the year ended June 30, 2023, the Company issued the following shares:

i.	On October 17, 2022, the Company completed a share split on a 1:160 basis. The total number of outstanding common shares after the split became 16,000,000. As required by International Accounting Standards (“IAS”) 33 Earnings per Share, all references to share capital, common shares outstanding, warrants outstanding, options outstanding, and per share amounts in these consolidated financial statements and the accompanying notes for time periods prior to the share consolidation have been restated to reflect the 1:160 share split.

ii.	On March 1, 2023, the Company closed its initial public offering (the “IPO”) of common shares of the Company (“Common Shares”) raising aggregate gross proceeds of $6,037,500. The IPO consisted of a total of 8,050,000 common shares (including full exercise of the over-allotment option) issued at a purchase price of $0.75 per common share. The Company paid $362,250 in broker commissions, $63,448 legal fees and issued 483,000 broker warrants to purchase common shares at $0.75 per share until March 1, 2026.The broker warrants were valued using the Black-Scholes model resulting in fair value of $242,575.

iii.	On March 1, 2023, upon the closing of the Offering, the proceeds of the Convertible Loan (see Note 17) converted into 2,500,000 common shares, 2,500,000 Series A Warrant and 2,500,000 Series B Warrant.

iv.	On November 4, 2022, the Company granted 500,000 Restricted Share Units (“RSUs”) to a consultant in connection with the services provided to assist the Company successfully completed IPO. The RSUs were granted to consultant at price of $0.75 per share. Pursuant to the agreement, each unit is exercisable into one common share of the Company for a period of 60 days from the vesting date. 50% of the units, or 250,000 units, are vested on the date of closing of the Company’s IPO, which was March 1, 2023, and the remaining 50% vests on the date that is 5-month after the date of closing of the IPO (on August 2, 2023). On March 8, 2023, 250,000 common shares were distributed as a result of the vesting of 250,000 RSUs.

v.	On March 13, 2023, 15,000 Restricted Share Units (“RSUs”) were granted to an employee of the Company at grant date closing price of $2.73 per share subject to a vesting schedule over a two years term with 50% of the RSUs vesting on March 1, 2024 and 50% vested on March 1, 2025.

33

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

19.	Share Capital (continued)

(c)	Warrants

The following table reflects the warrants issued and outstanding as of June 30, 2023:

Date granted	Expiry	Exercise price (CAD)	Issued	Expired	Exercised	Balance at June 30, 2023
03-Oct-2022	10-Jun-2027	$0.10	2,500,000	-	-	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	483,000	-	-	483,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000	-	-	5,000,000
			7,983,000	-	-	7,983,000
Weighted average exercise price						$0.39
Weighted average remaining contractual life						4.33 years

On October 3, 2022, the Company granted an aggregated of 2,500,000 warrants as compensation to consultants in connection with the advisory services provided to assist the Company to successfully complete IPO. The warrants have been recorded at their estimated fair value of $1,792,594 during the year ended June 30, 2023. Each fully vested warrant may be exercised at $0.10 to acquire common share. The estimated fair value of the warrants was measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.59%
●	Expected life: 4.69 years;
●	Expected volatility: 126% based on historical five-year trends of industry peers;
●	Expected dividend yield: 0%;

On March 1, 2023, the Company granted an aggregate of 483,000 warrants to a brokerage firm as commission for the completion of the IPO. The warrants have been recorded at their estimated fair value of $248,069 during the year ended June 30, 2023. Each fully vested warrant may be exercised at $0.75 to acquire a common share. The estimated fair value of the warrants was measured using the Black-Scholes valuation model. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.85%
●	Expected life: 3 years;
●	Expected volatility: 111% based on historical three-year trends of industry peers;
●	Expected dividend yield: 0%;

On March 1, 2023, the Company granted an aggregate of 5,000,000 warrants as a result of the Convertible Loan conversion (see Note 17). Each fully vested warrant may be exercised at $0.50 to acquire a common share. The warrants vest 50% at closing of the Offering, which was on March 1, 2023 and 50% upon the Company completing a listing on senior Canadian or United States stock exchange such that it is not designated as a “Venture Issuer”. These warrants were issued as a result of conversion of convertible loan, thus no additional expenses recorded.

As at June 30, 2023, 5,483,000 warrants were exercisable.

34

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

19.	Share Capital (continued)

(d)	Stock Options

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the stock option outstanding as at June 30, 2023 are as follows:

Date granted	Expiry	Exercise price (CAD)	Granted	Exercised	Expired/Cancelled	Balance at June 30, 2023
04-Nov-2022	04-Nov-2027	$0.75	2,774,000		(15,000)	2,759,000
			2,774,000	-	(15,000)	2,759,000

On November 4, 2022, the Company granted an aggregate of 2,774,000 stock options to employees and directors at an exercise price of $0.75 per share, exercisable for a period of 5 years. The options vest over 24 months, 50% 12 months from grant date and the remaining 50% 24 months from grant date. The estimated fair value of these options has been measured using the Black-Scholes valuation model. During the year ended June 30, 2023, compensation expense related to stock options was $809,628. The underlying weighted average assumption used in the estimation of fair value in the Black-Scholes valuation model are as follows:

●	Risk free rate: 3.80%;
●	Expected life: 4 years;
●	Expected volatility: 124% based on historical four-year trends of industry peers;
●	Expected dividend yield: 0%;

As at June 30, 2023, no stock options were exercisable.

(e)	Restricted Stock Units

Details of the Restricted Stock Units (RSU) outstanding as at June 30, 2023 are as follows:

Date granted	Vesting Date	Granted	Distributed	Forfeited	Balance at June 30, 2023
4-Nov-2022	02-Mar-2023	250,000	(250,000)	-	-
4-Nov-2022	02-Aug-2023	250,000	-	-	250,000
13-Mar-2023	12-Mar-2024	7,500	-	-	7,500
13-Mar-2023	12-Mar-2025	7,500	-	-	7,500
		515,000	(250,000)	-	265,000

The weight average grant date price per share is $0.86.

35

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

20.	Non-Controlling Interest

The following items affects non-controlling interest for the year ended June 30, 2023:

Recovery of PCDC

On June 29, 2018, the Progressive Conservative Party of Ontario was sworn in as the new provincial government. On July 13, 2018, the new government issued an Order in Council containing the Minister of Energy’s Directive to immediately take all steps necessary to wind down all Feed-In Tariff (FIT) 2, 3, 4 and 5 contracts where the Independent Electricity System Operator (IESO) had not issued Notice to Proceed (“NTP”). A NTP was issued for a contract when it was ready for construction.

In response to the Minister of Energy’s Directive, the IESO issued termination notices to all pre-NTP FIT contract holders on July 16, 2018 including the Company’s subsidiary, 2467264 Ontario Inc. (“246 Ontario”). However, the notice confirmed FIT Contract provisions for the cost recovery of Pre-Construction Development Costs (“PCDC”) in the event of contract termination. Pre-Construction Development Costs are defined as reasonable costs incurred in development of a project from contract award date to termination date. The total value of the PCDC claims submitted by 246 Ontario, is $6.3 million. IESO confirmed the full $6.3 million amount in January 2023. As of June 30, 2023, the entire $6.3 million have been recovered from IESO and recognized as other income. The Company incurred related professional fees of $237,254 in associated with the claims.

Pursuant to the agreement reached with non-controlling shareholder, the Company is entitled to the entire balance of the PCDC claims. As a result, the non-controlling interest amount is not affected for the year ending June 30, 2023.

Acquisition of Solar Alliance DevCo LLC

On June 20, 2023, the Company acquired 67% membership interest in two solar facilities. Upon consolidation, the 33% non-controlling portion of the facilities are disclosed separately at fair value.

21.	Investment

On June 1, 2023, the Company acquired 200 limited partnership units of Solar Flow-Through 2012-I Limited Partnership from former partner unitholders for an aggregate purchase price of $4,200, and 31,230 limited partnership units of Solar Flow-Through 2013-I Limited Partnership for an aggregate purchase price of $718,290.

The Company does not have significant influence over Solar Flow-Through 2012-I Limited Partnership and Solar Flow-Through 2013-I Limited Partnership subsequent to the purchase of units. No fair value adjustment is required as at June 30, 2023.

36

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

22.	Related Party Transactions

Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

As at June 30, 2023, included in trade and other receivable was $Nil (June 30, 2022 - $121,705) due from Sustainable Investment Ltd. (“SIL”). One of SIL’s director is also the controlling shareholder of the Company as at June 30, 2022. Subsequent to June 30, 2022, the controlling shareholder of the Company has ceased to be the director of SIL.

As at June 30, 2023, included in trade and other receivable was $Nil (June 30, 2022 - $86,000) due from Renewable Sun Energy Co-Op (“RSE”). One of RSE’s director is also the controlling shareholder of the Company as at June 30, 2022. Subsequent to June 30, 2022, the controlling shareholder of the Company has ceased to be the director of RSE.

As at June 30, 2023, included in loan payable was $Nil (June 30, 2022 - $567,664) shareholder loan advance from a shareholder. In 2021, the Company entered into a term loan agreement with a shareholder for a loan of $656,859 (USD$517,017) with a fixed interest rate of 10% for the first month and 1% for the remaining 11 months compound monthly. The Company fully repaid the loan 2022 plus interest of $5,677 on September 16, 2022.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the year ended June 30, 2023 and 2022 were as follows:

	2023	2022
Short-term employee benefits	$1,533,393	$998,511
Share-based compensation	440,362	-
Advisory warrants	448,156	-

Short-term employee benefits solely include consulting fees.

37

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

23.	Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	June 30, 2023	June 30, 2022
Long-term debt -non-current portion (note 15)	$759,259	1,230,643
Shareholders’ Equity	$16,631,196	4,440,615

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

Changes to capital management from the prior year includes closing of Initial Public Offering on March 1, 2023.

24.	Segment Reporting

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. The Company and its subsidiaries engage in one main business activity being the commercial, industrial, and residential solar business, hence, operating segment information is not provided.

The company is currently operating development and construction of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets by country for the years ended June 30, 2023 and 2022 are as follows:

	Revenue from external customers		Non-current assets
	2023	2022	2023	2022
Canada	$1,618,765	5,984	$879,941	211,428
United States	16,778,744	10,191,635	2,043,697	-
	$18,397,509	10,197,619	$2,923,638	211,428

	Total assets		Total liabilities
	2023	2022	2023	2022
Canada	$11,219,868	2,525,390	$2,603,271	104,538
United States	13,739,128	6,669,147	5,724,529	4,649,384
	$24,958,996	9,194,537	$8,327,800	4,753,922

38

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

25.	Income Tax

The Company is subject to income taxes in Canada, while the subsidiaries in United States are subject to the income tax laws of United States.

Income tax expense differs from the amount that would be computed by applying the combined corporate income tax rate of 26.5% to loss before income taxes. The reasons for the differences are as follows:

	2023	2022
Income (loss) before tax	$3,193,160	$(306,724)
Statutory tax rate	26.5%	26.5%
Expected income tax benefit (expense)	672,497	(81,282)
Permanent differences	-	1,246
Share issuance costs	90,248	-
Adjustment to prior years provision versus statutory tax return	(153,137)	69,315
Changes in statutory, foreign tax, foreign exchange rates and other	367,410	(364,514)
Change in unrecognized temporary differences (25,844)	256,904
Total income tax expense (recovery)	951,174	(118,331)

Current tax expense	957,174	-
Deferred tax expense (recovery)	-	(118,331)
Total income tax expense	$957,174	-

The components of the net deferred tax liability are as follows:

	2023	2022
Inventory	-	(22,286)
Accounts receivable	-	56,386
Share issuance costs	90,248	-
Property and equipment	192,136	585
Non-capital losses carried forward	-	277,816

	282,384	312,501
Deferred tax assets not recognized	(282,384)	(315,931)
Net deferred tax liabilities	-	(3,430)

As at June 30, 2023, the Company has non-capital losses of approximately $Nil (2022 - $945,794) available that may be carried forward and applied against future income for Canadian income tax purposes. The Company’s United States’ subsidiary has non-capital losses of approximately $Nil (2022 - $102,576) available that may be carried forward and applied against future income for US income tax purposes.

39

SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

26.	Subsequent events

a)	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The company, in cooperation with the town, is vigorously defending this suit. The proceeding was dismissed, but the petitioners have appealed subsequent to December 31, 2022. A second case against the town and Company by one of the original petitioners was filed in November 2022 largely mirroring the first challenge. On November 30, 2022, the case was dismissed as to all claims against the Company, one claim under the Open Meeting Law against the town remains. Motions for summary judgement on that claim by the town and Company are currently pending. The case does not represent a material threat to the Company.

b)	On July 5, 2023, the Company acquired 42,500 limited partnership units of Solar Flow-Through 2016 Limited Partnership for an aggregate purchase price of $2,465,000.

c)	During the quarter ended September 30, 2023 the Company sold 2,200 Common Shares through at-the-market offerings at an average price of $10 per share for gross proceeds of $22,003.96.

d)	On September 19, 2023, the Company completed a sale of 21 MW DC ground-mount solar power projects (the “SB Projects”) that are under development in upstate New York to Honeywell International Inc. (“Honeywell”). The Company will build the SB Projects for Honeywell to commercial operation via an EPC” agreement. The sale of the SB Projects and EPC agreement have a total value of approximately USD $41 million. The Company also expects that it will retain an operations and maintenance contract for the SB Projects following the completion of construction.

e)	On October 3, 2023, the Company entered into an EPC agreement for the construction of three separate Battery Energy Storage System (“BESS”) projects (the “BESS Projects”) with a total contract value of approximately $36 million. The projects are owned by Solar Flow-Through Funds, two First Nations communities, and a third party developer in Ontario.

f)	On October 10, 2023, the Company received a demand letter from US lawyers Dan Juhl claiming that the company is infringing Mr. Juhl’s trademark rights. Mr. Juhl holds a trademark registration for SOLARBANK in association with “Electric power generators, namely, reserve electric power generators for the renewable energy sector”. The Company is responding to the letter on several grounds, and that confusion to trademark is unlikely because the Company’s business and services are very different from the products listed in Mr. Juhl’s application.

g)	The Company has entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “Projects”) for consideration of 278,875 common shares (the “Consideration Shares”) of the Company (the “OFIT Transaction”). The corporations OFIT GM Inc. and OFIT RT Inc. (the “Purchased Entities”) have been operating the Projects since 2017. The shares of the Purchased Entities are being acquired from N. Fine Investments Limited and Linden Power Inc. Pursuant to the terms of the SPAs, the Company will acquire 49.9% ownership of OFIT RT Inc. where Whitesand First Nation owns the remaining shares of OFIT RT Inc. The Company will also acquire 49.9% ownership of OFIT GM Inc. where the Town of Kapuskasing owns the remaining shares of OFIT GM Inc. The closing of the OFIT Transaction is subject to certain customary conditions including the receipt of consents from lenders to the Purchased Entities, landlords for the leases of the solar sites and shareholders of the Purchased Entities. Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and will indirectly receive one-third of the Consideration Shares. As a result, the Transaction is considered a related party transaction.

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SOLARBANK CORPORATION

Notes to Consolidate Financial Statements

Years ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

27.	Correction of errors in the consolidated statements of cash flows

The following table summarizes the effect of correction of errors:

	Year ended June 30, 2023
		Adjustments
	As previously reported	#1	#2	#3	#4	As restated
	$	$	$	$	$	$
Recovery of accounts receivable	-	-	(212,779)	-	-	(212,779)
Accounts receivable	(2,502,992)	-	45,918	-	-	(2,457,074)
Foreign exchange gain and loss	-	-	(29,394)	(5,098)	(202,200)	(236,692)
Due from related parties	(645,876)	-	-	598,758	-	(47,118)
Cash provided by operating activities	(3,148,868)	-	(196,255)	593,660	(202,200)	(2,953,663)

Acquisition of property, plant and equipment	(950,713)	-	950,713	-	-	-
Investment in GIC	-	(6,550,000)	-	-	-	(6,550,000)
Investment in partnership units	-	(722,615)	-	-	-	(722,615)
Cash used in investing activities	(950,713)	(7,272,615)	950,713	-	-	(7,272,615)

Investment in GIC	(6,550,000)	6,550,000	-	-	-	-
Investment in partnership units	(722,615)	722,615	-	-	-	-
Proceeds from Tax equity	467,252	-	(467,252)	-	-	-
Non-controlling interest	287,206	-	(287,206)	-	-	-
Repayment of shareholder loan	-	-	-	(593,660)	-	(593,660)
Cash provided by financing activities	(6,518,157)	7,272,615	(754,458)	(593,660)	-	(593,660)

Effect of changes in exchange rates on cash	(187,949)	-	-	-	202,200	14,251

1.	Investment in GIC and Investment in partnership units were incorrectly reported as part of cash provided by financing activities on the consolidated statement of cashflows and now are reported in investing activities.
2.	Items related to the acquisition of property, plant and equipment, proceeds from tax equity and changes in non-controlling interest are related to the settlement of aged accounts receivable due from Solar Alliance, which are non-cash items. As a result, they are now removed from the investing activities and financial activities, and offset with accounts receivable reported in operating activities.
3.	Repayment of shareholder loan was incorrectly reported as part of cash provided by operating activities and now is reported in financing activities.
4.	Foreign exchange gain and loss that are not related to cash was incorrectly grouped with effect of changes in exchange rates on cash and now is reported as cash provided by operating activities.

The adjustments above had no impact on the consolidated statements of financial position, consolidated statements of income and comprehensive income, the consolidated statements of changes in shareholders’ equity, and net income (loss) per share.

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